SECURITIES AND EXCHANGE COMMISISON
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                              DATATEC SYSTEMS, INC.
                              ---------------------
                                (Name of issuer)

                     Common Stock, $001 par value per share
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                         ( Title of class of securities)

                                   238128 10 2
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                                 (CUSIP number)

                              CHRISTOPHER J. CAREY
                               450 Claremont Road
                        Bernardsville, New Jersey 07924
                                 (908) 630-9003
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 10, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement in Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)
--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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CUSIP No. 238128 10 2                 13D          Page 2 of 5 Pages
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================================================================================
1          NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS.
           OF ABOVE PERSONS

            CHRISTOPHER J. CAREY
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /
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3          SEC USE ONLY
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4          SOURCE OF FUNDS*
            OO
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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6          CITIZENSHIP OR PLACE OR ORGANIZATION
            USA
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                7      SOLE VOTING POWER
                             2,138,687(1)(2)
              ------------------------------------------------------------------

                8      SHARED VOTING POWER
NUMBER OF                    45,000(1)
SHARES BE-    ------------------------------------------------------------------
NEFICIALLY
OWNED BY        9      SOLE DISPOSITIVE POWER
EACH REPORTING               2,138,687(1)(2)
PERSON WITH   ------------------------------------------------------------------

               10      SHARED DISPOSITIVE POWER
                             45,000(1)
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                2,138,687(1)(2)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              / /
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.0%
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14        TYPE OF REPORTING PERSON*
            IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
----------
(1) Includes (i) 270,353 shares issuable upon exercise of options held by Mr. Carey, (ii) 15,000 shares and 30,000 options held by a limited liability company of which Mr. Carey is a member, (iii) 96,296 shares held by trusts formed for the benefit of Mr. Carey's daughter, and (iv) 96,296 shares held by trusts formed for the benefit of Mr. Carey's son. Mr. Christopher Carey has full voting and dispositive power over all such shares, except shares held by the limited liability company, as to which he shares voting and dispositive power with his wife.

(2) Excludes 118,518 shares beneficially owned by Mr. Carey's wife, Mary Carey, 1,500 shares beneficially owned by Mr. Carey's daughter and 7,000 shares beneficially owned by Mr. Carey's son, as to which shares Mr. Carey disclaims beneficial ownership.

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CUSIP No. 238128 10 2                 13D          Page 3 of 5 Pages
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This  Amendment  No. 3 amends the  Schedule  13D dated  October 31,  1996,  (the
"Schedule 13D"), Amendment No. 1 thereto dated September 21, 1998, and Amendment No. 2 thereto dated February 29, 2000 filed by Christopher J. Carey ("Mr. Carey"), Amy Carey GRAT and Christopher Carey GRAT. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D. Only those items amended hereby are included herein.

                          Item 1. SECURITY AND ISSUER.

This statement relates to shares (the "Shares") of the common stock, par value $.001 per share ("Common Stock"), of Datatec Systems, Inc., formerly known as Glasgal Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 23 Madison Road, Fairfield, New Jersey 07004.

                        Item 2. IDENTITY AND BACKGROUND.

            (b) The principal business address of each Reporting Person is c/o Christopher J. Carey, 450 Claremont Road, Bernardsville, NJ 07924

            (c) The principal business of Mr. Carey is consultant to the Issuer. Mr. Carey recently resigned his positions as President and as a director of the Issuer.

                         Item 4. PURPOSE OF TRANSACTION.

The Reporting Persons may sell part or all of their Shares at any time and from time to time in open market and/or privately negotiated transactions.

                  Item 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 31,274,064 shares of the Issuer's Common Stock outstanding as of January 31, 2000. Mr. Carey currently beneficially owns 2,183,687(1)(2) shares of the Issuer's Common Stock representing approximately 7.0% of the shares of the Issuer's Common Stock issued and outstanding as of January 31, 2000. As of the date hereof, each of the Trusts beneficially owns 96,296 shares of the Issuer's Common Stock, representing less than 1% of the Issuer's Common Stock issued and outstanding as of such date.

                        --------------------------------

(1) Includes (i) 270,353 shares issuable upon exercise of options held by Mr. Carey, (ii) 15,000 shares and 30,000 options held by a limited liability company of which Mr. Carey is a member, (iii) 96,296 shares held by the Amy Carey GRAT, a trust formed for the benefit of Carey's daughter, (iv) 96,296 shares held by the Christopher Carey GRAT, a trust formed for the benefit of Carey's son. Mr. Carey has full voting and dispositive power over all such shares, except shares held by the limited liability company, as to which he shares voting and dispositive power with his wife.

(2) Excludes 118,518 shares beneficially owned by Mr. Carey's wife, Mary Carey, 1,500 shares beneficially owned by Mr. Carey's daughter and 7,000 shares beneficially owned by Mr. Carey's son, as to which shares Mr. Carey disclaims beneficial ownership.

                        --------------------------------


         (b) Mr. Carey currently has the sole power to vote and dispose of all of the shares of the Issuer's Common Stock referred to in paragraph (a) above, except shares held by the limited liability company, as to which he shares voting and dispositive power with his wife.

         (c) The following table sets forth the transactions in Shares by Mr. Carey during the past 60 days. Unless otherwise indicated, all such transactions took place on the Nasdaq Small-Cap Market.


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CUSIP No. 238128 10 2                 13D          Page 4 of 5 Pages
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                                     Average
           Shares of                Sale Price Per
         Common Stock                  Share                   Date of Sale
         ------------                  -----                   ------------

            100,000                    $13.98                  March 8,  2000

            143,000                    $13.63                  March 9,  2000

            178,399                    $13.13                  March 10, 2000

            134,000                    $12.85                  March 13, 2000

            126,000                    $12.61                  March 14, 2000

             31,000                    $11.95                  March 15, 2000

             53,800                    $12.20                  March 16, 2000

             33,800                    $12.13                  March 17, 2000

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CUSIP No. 238128 10 2                 13D          Page 5 of 5 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         Dated: March 20, 2000


                                             /S/ CHRISTOPHER CAREY
                                             ----------------------------------
                                                 CHRISTOPHER CAREY

                                         AMY CAREY GRAT



                                         By: /S/ CHRISTOPHER CAREY
                                             ----------------------------------
                                             Christopher Carey, Trustee

                                         CHRISTOPHER CAREY GRAT



                                         By: /S/ CHRISTOPHER CAREY
                                             ----------------------------------
                                             Christopher Carey, Trustee